                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 1)(1)


                             TURNSTONE SYSTEMS, INC.
          -------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
          -------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   900423 10 4
          -------------------------------------------------------------
                                 (CUSIP NUMBER)


                                February 19, 2001
          -------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13d-1(b)

[ ]  RULE 13d-1(c)

[X]  RULE 13d-1(d)

------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 900423 10 4                                        13G
----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      M. Denise Savoie
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                  (b) [ ]
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
----------------------------------------------------------------------------
                             5     SOLE VOTING POWER
    NUMBER OF                       0 shares
     SHARES                  -----------------------------------------------
  BENEFICIALLY               6     SHARED VOTING POWER
    OWNED BY                        3,031,168 shares
      EACH                   -----------------------------------------------
    REPORTING                7     SOLE DISPOSITIVE POWER
     PERSON                         0 shares
      WITH                   -----------------------------------------------
                             8     SHARED DISPOSITIVE POWER
                                    3,031,168 shares
----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,031,168 shares
----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                        [ ]
----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.6%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      IN
----------------------------------------------------------------------------

CUSIP NO. 900423 10 4                                        13G
----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      J. Darrell Duffie
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                  (b) [ ]
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
----------------------------------------------------------------------------
                             5     SOLE VOTING POWER
    NUMBER OF                       0 shares
     SHARES                  -----------------------------------------------
  BENEFICIALLY               6     SHARED VOTING POWER
    OWNED BY                        3,031,168 shares
      EACH                   -----------------------------------------------
    REPORTING                7     SOLE DISPOSITIVE POWER
     PERSON                         0 shares
      WITH                   -----------------------------------------------
                             8     SHARED DISPOSITIVE POWER
                                    3,031,168 shares
----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,031,168 shares
----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                        [ ]
----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.6%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      IN
----------------------------------------------------------------------------

CUSIP NO. 900423 10 4                                        13G
----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      J. D. Duffie and M. D. Savoie Trust UDT dated January 13, 1995
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                  (b) [ ]
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
----------------------------------------------------------------------------
                             5     SOLE VOTING POWER
    NUMBER OF                       0 shares
     SHARES                  -----------------------------------------------
  BENEFICIALLY               6     SHARED VOTING POWER
    OWNED BY                        3,031,168 shares
      EACH                   -----------------------------------------------
    REPORTING                7     SOLE DISPOSITIVE POWER
     PERSON                         0 shares
      WITH                   -----------------------------------------------
                             8     SHARED DISPOSITIVE POWER
                                   3,031,168 shares
----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,031,168 shares
----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                        [ ]
----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.6%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      OO
----------------------------------------------------------------------------

ITEM 1(a). NAME OF ISSUER:

      Turnstone Systems, Inc. ("Turnstone")

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      2220 Central Expressway
       Santa Clara, CA  95050

ITEM 2(a). NAMES OF PERSONS FILING:

      M. Denise Savoie ("Ms. Savoie"); J. Darrell Duffie ("Mr. Duffie"); and the
J. D. Duffie and M. D. Savoie Trust UDT dated January 13, 1995 ("Trust"). Ms. Savoie and Mr. Duffie are trustees of the Trust.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      2220 Central Expressway
       Santa Clara, CA  95050

ITEM 2(c). CITIZENSHIP:

      Ms. Savoie and Mr. Duffie reside in the United States of America. The Trust was organized in the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

      Common Stock, par value $.001 per share (the "Common Stock")

ITEM 2(e). CUSIP NUMBER:

      900423 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4.    OWNERSHIP:

           (a) AMOUNT BENEFICIALLY OWNED:

        On February 19, 2001, upon the termination of Ms. Savoie's employment with Turnstone, Turnstone exercised its right to repurchase from Ms. Savoie 1,109,722 unvested shares of Common Stock at the original purchase price of $0.001 per share.

        As of February 19, 2001, the Trust is the record holder of 3,031,168 shares of the outstanding Common Stock.

        Ms. Savoie and Mr. Duffie, as trustees of the Trust, may be deemed to beneficially own the 3,031,168 shares of Common Stock held of record by the Trust.

        The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered under this statement.

           (b) PERCENT OF CLASS:

        The shares of Common Stock beneficially owned in the aggregate by the Trust, and deemed to be beneficially owned by each of Ms. Savoie and Mr. Duffie as a trustee of the Trust, represent approximately 4.6% of such class.

           (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

      None of the filing persons has the sole power to vote or to direct the vote of any shares of Common Stock.

           (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

      The Trust and each of Ms. Savoie and Mr. Duffie, as a trustee of the Trust, has the shared power to vote or direct the vote of 3,031,168 shares of Common Stock.

           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

      None of the filing persons has the sole power to dispose of or direct the disposition of any shares of Common Stock.

           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

      The Trust and each of Ms. Savoie and Mr. Duffie, as a trustee of the Trust, has the shared power to dispose of or to direct the disposition of 3,031,168 shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATION.

      Not applicable.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 26, 2001


                              /s/ M. Denise Savoie
                              ------------------------------
                              M. Denise Savoie


                              /s/ J. Darrell Duffie
                              ------------------------------
                              J. Darrell Duffie



                              The J. D. Duffie and M. D. Savoie Trust
                                UDT dated January 13, 1995



                               By: /s/ M. Denise Savoie
                                   -----------------------------
                                   M. Denise Savoie
                                   Trustee


                               By: /s/ J. Darrell Duffie
                                   -----------------------------
                                   J. Darrell Duffie
                                   Trustee

                                  EXHIBIT INDEX


Exhibit No.          Description
99.2                 Agreement pursuant to Rule 13d-1(f)(1) of the Securities
                     Exchange Act of 1934.